Exhibit 99.1

NewsRelease

TransCanada Applies for Keystone XL Presidential Permit

HOUSTON, Texas - January 26, 2017 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) announced today it has submitted a Presidential Permit application to the
U.S. Department of State for approval of the Keystone XL (KXL) Pipeline.

"This privately funded infrastructure project will help meet America’s growing energy needs as well as create tens of thousands of well-paying jobs and generate substantial economic benefit throughout the U.S. and Canada," said Russ Girling, TransCanada's president and chief executive officer.

“KXL will strengthen the United States’ energy security and remains in the national interest.  The project is an important new piece of modern U.S. infrastructure that secures access to an abundant energy resource produced by a neighbor that shares a commitment to a clean and healthy environment. Numerous studies have shown that pipelines are a safer and more environmentally sound way to transport oil to market than trains and KXL raises the bar on both fronts,” concluded Girling.

Enhanced standards and the utilization of the most advanced technology will help ensure KXL will be built and operated to uphold our fundamental commitment to safety and the communities we serve.

Independent forecasts by the U.S. Department of State estimate that KXL will support tens of thousands of direct and indirect jobs and associated income during construction and contribute approximately $3.4 Billion to U.S. GDP.

TransCanada employees live in 38 states where the company operates in across the U.S. The company is committed to working productively with all stakeholders and tribal leaders as this project moves forward. KXL will benefit American workers, their families and the communities they live in as well as the U.S. economy. During construction, in Nebraska, South Dakota and Montana alone, KXL will generate hundreds of millions of dollars in employee earnings as well as tens of millions of dollars annually in local tax revenues providing much needed funds for community schools, hospitals, first responders and roads.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extend over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's

Exhibit 99.1

assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Third Quarter Report to Shareholders dated November 1, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:	Terry Cunha / Mark Cooper	403.920.6773 800.608.7859
Investor & Analyst Inquiries:	David Moneta/Stuart Kampel	403.920.7911 800.361.6522